UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 29, 2020 titled “Arcos Dorados Announces Early Participation Results”

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 29, 2020

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Announces Early Participation Results

Montevideo, Uruguay, September 29, 2020 – In connection with its previously-announced offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.625% Senior Notes due 2023 (the “Old Notes”) for 5.875% notes due 2027 (the “New Notes”), Arcos Dorados Holdings Inc. (the “Company”) (NYSE: ARCO) announces the results as of the Early Participation Date (as defined below).

Early Participation Date Results

The Early Participation Date with respect to the Exchange Offer occurred at 5:00 PM, New York City time, on September 28, 2020 (such time and date, the “Early Participation Date”). According to information provided by Global Bondholder Services Corporation, the exchange agent and information agent for the Exchange Offer, US$126,601,000 aggregate principal amount of the Old Notes were validly tendered and were not validly withdrawn prior to or at the Early Participation Date. Such amount represents 36.37% of the outstanding aggregate principal amount of the Old Notes.

Holders of the Old Notes validly tendered and not validly withdrawn prior to or at the Early Participation Date are eligible to receive US$1,055.00 in principal amount of New Notes per US$1,000 principal amount of the Old Notes validly tendered and accepted for exchange pursuant to the terms of the Exchange Offer Offering Memorandum, of which US$50.00 in aggregate principal amount constitutes the Early Participation Payment. On the Exchange Date (as defined in the Exchange Offer Offering Memorandum), the Company expects to issue US$133,564,055 aggregate principal amount of New Notes in exchange for Old Notes validly tendered and not validly withdrawn prior to or at the Early Participation Date.

Concurrently with the Early Participation Date, the Withdrawal Date (as defined in the Exchange Offer Offering Memorandum) has also occurred. As a result, any Old Notes validly tendered on or after the date of the Early Participation Date may not be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law.

Further Information

The Exchange Offer is being made only to holders of 2023 Existing Notes who have properly completed, executed and delivered to the information and exchange agent an eligibility letter, whereby such holder has represented to the Company that it is (i) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the Securities Act and under applicable state securities laws; or (ii) a “non-US Person” (as defined in Regulation S under the Securities Act) (the “Eligible Holders”).

Promptly following the Expiration Date, the Company will accept for exchange for the New Notes any and all validly tendered 2023 Existing Notes not previously withdrawn, subject to the terms and conditions of the Exchange Offer.

If you do not exchange your Old Notes or if you tender Old Notes that are not accepted for exchange, they will remain outstanding. If the Company consummates the Exchange Offer, the trading market for your outstanding Old Notes may be significantly more limited. For a discussion of this and other risks, see “Risk Factors” in the Exchange Offer Offering Memorandum.

This press release is qualified in its entirety by the Exchange Offer Documents.

None of the Company, its board of directors, the Dealer Managers (as defined herein), the Exchange and Information Agent (as defined herein) or the Trustee (as defined in the Exchange Offer Offering Memorandum) with respect to the Old Notes or any of their respective affiliates is making any recommendation as to whether Eligible Holders should exchange their Old Notes in the Exchange Offer. Holders must make their own decision as to whether to participate in the Exchange Offer, and, if so, the principal amount of the Old Notes to exchange.

Neither the delivery of this announcement, the Exchange Offer Documents nor any purchase pursuant to the Exchange Offer shall under any circumstances create any implication that the information contained in this announcement or the Exchange Offer Documents is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the information set forth herein or therein or in the Company’s affairs since the date hereof or thereof.

This press release is for informational purposes only and does not constitute an offer or an invitation to participate in the Exchange Offer. The Exchange Offer is being made pursuant to the Exchange Offer Documents (and, to the extent applicable, the local offering documents in Argentina), copies of which were delivered to holders of the Old Notes, and which set forth the complete terms and conditions of the Exchange Offer. Eligible Holders are urged to read the Exchange Offer Documents carefully before making any decision with respect to their Old Notes. The Exchange Offer is not being made to, nor will the Company accept exchanges of Old Notes from holders in any jurisdiction in which it is unlawful to make such an offer.

Global Bondholder Services Corporation has been appointed as the information and exchange agent for the Exchange Offer. Holders may contact the information and exchange agent to request the eligibility letter. Banks and brokers call: 212-430-3774. All others call toll free: (866) 470-3900. Email: contact@gbsc-usa.com. Alternatively, the Eligible Holders may execute the eligibility letter online at the following link: https://gbsc-usa.com/eligibility/arco

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Exchange Offer is being made solely by the Exchange Offer Memorandum and only to such persons and in such jurisdictions as are permitted under applicable law.

*****

Investor Relations Contact

Daniel Schleiniger

Vice President of Investor Relations

daniel.schleiniger@ar.mcd.com

T: +54 11 4711 2535

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 06/30/2020). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO).

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Exchange Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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